UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the

Securities Exchange Act of 1934

Filed by the Registration ☐                            Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Pursuant to §240.14a-12

SUN-TIMES MEDIA GROUP, INC.

(Name of Registrant as Specified In Its Charter)

Davidson Kempner (as defined in the Definitive Proxy Statement)

and the Nominees (as defined in the Definitive Proxy Statement)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

DAVIDSON KEMPNER

SUPPLEMENT TO CONSENT STATEMENT

The following information supplements, and should be read in conjunction with, Davidson Kempner’s original Consent Statement dated December 3, 2008, as supplemented by Davidson Kempner’s Supplement to Consent Statement (the “Supplement”) dated December 5, 2008, each as filed with the Securities and Exchange Commission (the “SEC”). To the extent information differs from, updates or conflicts with information in the original Consent Statement or the Supplement, the information in this supplement supersedes the information in the Consent Statement and the Supplement. This supplement is dated December 18, 2008.

If you have any questions about executing or delivering your WHITE consent card or require assistance, please contact our consent solicitor, Innisfree M&A Incorporated, toll free at +1 (888) 750-5834. Banks and brokers may call collect at +1 (212) 750-5833.

Election Proposal

The Election Proposal set forth in the Supplement and the definitive consent card filed with the SEC on December 8, 2008 requests your consent to elect three Nominees to serve on the Sun-Times Board, Jeremy L. Halbreich, Robert A. Schmitz, and Michael E. Katzenstein, or, “if any such nominee is unable or unwilling to serve as a director of Sun-Times Media Group, Inc., any other person designated as a nominee by the remaining nominee or nominees.” Notwithstanding anything to the contrary contained in the Election Proposal set forth in the Supplement and the definitive consent card, if any of the Nominees named in the original Consent Statement or the Supplement becomes unable or unwilling to serve on the Sun-Times Board during the period of our consent solicitation, we will not use any consents we receive to elect any other person designated as a substitute Nominee by the remaining Nominee or Nominees.

We urge you to consent to the Bylaw Restoration Proposal, the Removal Proposal and the Election Proposal by signing, dating and returning the WHITE consent card in the postage-paid envelope provided. Please note that you must sign AND date your consent card in order for it to be valid. We urge you not to revoke your consent by signing any blue consent revocation card sent to you by Sun-Times or otherwise, and to revoke any consent revocation you may have already submitted to Sun-Times.

YOUR CONSENT IS IMPORTANT